RealWorld.com, LLC
Statements of Comprehensive Income
For the years ended December 31, 2023 and 2022

	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenue	$ -	$ -
Cost of sales	-	-
Gross Margin	**-**	**-**
Consulting fees	1,170,000	-
General and Administrative expenses	5,523	34,155
Total Operating Expenses	**1,175,523**	**34,155**
Net loss	**$ (1,175,523)**	**$ (34,155)**